May 26, 2015

Global Healthcare REIT, Inc.

3050 Peachtree Road,  Suite 355

Atlanta, Georgia  30305

Re:

Resignation

Gentlemen:

Please accept this letter as written notification of my voluntary resignation as a member of the Board of Directors of Global Healthcare REIT, Inc., a Utah corporation, effective immediately.

I would like to express my gratitude for having had an opportunity to serve as a member of the Board of Directors.  My decision to resign is based upon personal considerations and does not represent any disagreement or dispute with the Board or its other members.

Sincerely,

/s/ John Sheehan

John Sheehan